Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND THE ADOPTION OF THE SEVENTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

This announcement is made pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board (the “Board”) of directors of Baozun Inc. (the “Company”) is pleased to propose (a) to make certain amendments to the current articles of association of the Company (the “Articles of Association”) for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, and (ii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws (collectively, the “Proposed Articles Amendments”); and (b) to adopt the Seventh Amended and Restated Memorandum and Articles of Association incorporating and consolidating all the Proposed Articles Amendments.

The Proposed Articles Amendments and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the forthcoming annual general meeting of the Company scheduled to be held in June 2025 (the “AGM”).

A circular of the Company containing further details on the Proposed Articles Amendments, together with a notice of the AGM, will be despatched to the Shareholders, if necessary, and published on the websites of the Stock Exchange of Hong Kong Limited and the Company in due course.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, April 23, 2025

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*            for identification purposes only

2